SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*1

Straight Path Communications Inc.
(Name of Issuer)

Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

862578101
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Although this Amendment No. 2 is filed after Amendment No, 1 dated January 15, 2016 (“Amendment No. 1”), this Amendment No. 2 reflects the Reporting Person’s beneficial ownership as of December 31, 2015 which is a date earlier than the beneficial ownership of the Reporting Person as reported on Amendment No. 1.

SCHEDULE 13G/A2

CUSIP No.	862578101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,021,903
	6	SHARED VOTING POWER
3,000
	7	SOLE DISPOSITIVE POWER
1,021,903
	8	SHARED DISPOSITIVE POWER
3,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,024,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.0%[2]
12	TYPE OF REPORTING PERSON
IN-OO**

** See Item 4.

2 The percentage reported in this Schedule 13G/A is based upon 11,353,877 shares of Common Stock outstanding according to the Form 10-Q filed by the Issuer on December 10, 2015.

Item 1(a).	Name of Issuer:	Straight Path Communications Inc.

Item 1(b).	Address of Issuers’s Principal Executive Offices:	5300 Hickory Park Drive Suite 218
Glen Allen, Virginia 23059

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	3300 South Dixie Highway
Suite 1-365
West Palm Beach, Florida 33405

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Class B Common Stock

Item 2(e).	CUSIP Number:	862578101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: Mr. Miller has sole voting and dispositive power with respect to 1,021,903 of the reported securities as (i) manager of a limited liability company that is the adviser to certain trusts, (ii) manager of a limited liability company that is the general partner of certain limited partnerships, (iii) manager of a limited liability company, (iv) managing member of a limited liability company, (v) trustee of a certain trust, (vi) investment counsel for a certain trust, (vii) trustee for certain generation skipping trusts, and (viii) an individual. Mr. Miller has shared voting and dispositive power with respect to 3,000 of the reported securities as co-trustee for a certain generation skipping trust.

(a)	1,024,903

(b)	9.0%

(c)	(i) sole voting power: 1,021,903

(ii)	shared voting power: 3,000

(iii)	sole dispositive power: 1,021,903

(iv)	shared dispositive power: 3,000

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III

Page 5 of 5